Commission File Number 001-31914

EXHIBIT 99.1

ANNOUNCEMENT ON APPROVAL OF THE AMENDMENTS TO THE ARTICLES OF ASSOCIATION BY THE CBIRC

Reference is made to the announcement of China Life Insurance Company Limited (the “Company”) dated 16 December 2021 in relation to, among others, the passing of the resolution regarding the amendments to the articles of association of the Company (the “Articles of Association”) at the first extraordinary general meeting 2021 of the Company (the “EGM”) held on the same day. Details of the amendments are set out in the circular of the Company dated 29 September 2021.

The Company has recently received the approval from the China Banking and Insurance Regulatory Commission (the “CBIRC”). The CBIRC has approved the amendments to the Articles of Association adopted at the EGM.

The amended Articles of Association took effect from the date of approval by the CBIRC, and the full text of the amended Articles of Association is available on the websites of Hong Kong Exchanges and Clearing Limited (www.hkexnews.hk) and the Company (www.e-chinalife.com).

By Order of the Board
China Life Insurance Company Limited
Heng Victor Ja Wei
Company Secretary

Hong Kong, 27 June 2022

As at the date of this announcement, the Board of the Company comprises:

Executive Directors:	Bai Tao, Su Hengxuan, Li Mingguang, Huang Xiumei
Non-executive Director:	Wang Junhui
Independent Non-executive Directors:	Tang Xin, Leung Oi-Sie Elsie, Lam Chi Kuen, Zhai Haitao